UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: KAYNE ANDERSON MIDSTREAM INVESTMENT COMPANY

Address of Principal Business Office:
          Kayne Anderson Capital Advisors, L.P.
          1800 Avenue of the Stars, Second Floor
          Los Angeles, California 90067

Telephone Number: (310) 229-9260

Name and address of agent for service of process:
          The Corporation Trust Incorporated
          300 East Lombard Street
          Baltimore, MD 21202

Check Appropriate Box:

          Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
     Yes [X]          No [_]

SIGNATURES

          Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Los Angeles and the State of California on the 14th day of June, 2004.

KAYNE ANDERSON MIDSTREAM INVESTMENT COMPANY
Attest:	/s/ DIANA STEWART	By:	/s/ DAVID SHLADOVSKY

	Name: Diana Stewart	Name: David Shladovsky Title: Director